Exhibit 99.4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our reports, each dated March 3, 2021, with respect to the consolidated financial statements of Great Panther Mining Limited (the “Company”) as at and for the years ended December 31, 2020 and 2019 and the effectiveness of internal control over financial reporting in the Registration Statement on Form F-10 (No. 333-231830) of the Company.

KPMG LLP

/s/ KPMG LLP

Chartered Professional Accountants

March 4, 2021

Vancouver, Canada